AM/STOEX-GN/06


ADITYA BIRLA GROUP

October 15, 2007


SEC MAIL PROCESSING
RECEIVED
OCT 1 5 2007
WASH, D.C. 160 SECTION

Securities and Exchange Commission
AOttn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

SUB : CLAUSE 47 (C) OF THE LISTING AGREEMENT

Pursuant to the aforesaid clause of the Listing Agreement, please find enclosed herewith the certificate issued by MR. MAHESH SONI, a practicing Company Secretary certifying that all Shares received were transferred and dispatched within a month from the date of lodgment for the half year ended **SEPTEMBER, 2007**.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Encl : as above.

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2205 4104 / 5 / 6
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com
E-mail : maheshsonifcs@hotmail.com

*Ref. No.*________________

*Date*________________

CERTIFICATE OF DELIVERY OF SHARE CERTIFICATES

I have examined the relevant Books, Registers, Forms, Documents and Papers of **HINDALCO INDUSTRIES LIMITED** having its registered office at Century Bhawan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 025 produced before me for the purpose of issuing Certificate under the provisions of the Listing Agreement with the Stock Exchange(s) and based on my such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and according to the best of my information and belief, the Company has in relation to the half year ended **SEPTEMBER 30, 2007** delivered all certificates of shares issued after registration of transfer within ONE MONTH of the date of lodgment of transfer prior to the date of the intimation of the closure of Register of Members or the Record date except in cases :

-in which Certificates of listed securities have not been delivered to shareholders within one month of lodgment of transfer of securities because there was a minor difference in signature of the Transferor(s) and as required under Clause 12A of the Listing Agreement the Company has promptly sent to the first transferor an intimation and if Objection is not received from the transferor within 15 days of the intimation, the Company has effected the transfer.


MAHESH SONI
M NO.FCS:3706
MUMBAI
Practising Company Secretary

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 : COP : 2324.

PLACE: MUMBAI
DATED: 15/10/2007.


ADITYA BIRLA GROUP

AM/STOEX-GN/06 **October 15, 2007**


SEC MAIL PROCESSING
RECEIVED
OCT 15 2007
WASH, D.C.
160
SECTION

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

SUB : SECRETARIAL AUDIT REPORT

Please find enclosed herewith the Secretarial Audit Report issued by the Practicing Company Secretary of the Company, for the quarter ended **30th September, 2007.**

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Encl : as above.

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2205 4104 / 5 / 6
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com
E-mail : maheshsonifcs@hotmail.com

Ref. No.________________

Date ____________________

SECRETARIAL AUDIT REPORT

1	For Quarter Ended	30/09/2007	
2	ISIN	INE038A01020	IN9038A01028
3	Face Value	Fully Paid up	Partly Paid up
4	Name of the Company	HINDALCO INDUSTRIES LIMITED	
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 030	
6	Correspondence Address	Same as above	
7	Telephone & Fax Nos.	Tel: 91-22 6662 6666 Fax: 91-22 2422 7586 / 24362516	
8	Email address	amalik@adityabirla.com	
9	Names of the Stock Exchanges where the company's securities are listed:	Bombay Stock Exchange Ltd., Mumbai AND National Stock Exchange of India Limited.	

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	*122,71,30,192	100
11	Listed Capital (Exchange-wise) (as per company records)	*122,71,30,192	100

*Includes 23,18,82,222 Partly Paid Up Shares.

12	Held in demaerialised form in CDSL	9,64,09,270	7.86
13	Held in demaerialised form in NSDL	90,54,45,277	73.79
14	Physical	22,52,75,645	18.35
15	Total No. of shares (12+13+14)	122,71,30,192	

16 Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15): N/A

17 Certifying the details of changes in share capital during the quarter under consideration as as per Table below:

Particulars*	No. of shares	Applied/ Not Applied for listing	Listed on Stock Exchanges (Specify Names)	whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)
-	-	-	-	-	-

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).


RECEIVED
PROCESSING
SECTION


MAHESH SONI
M.NO.FCS:3706
MUMBAI
Practising Company Secretary

18 **Reference of the previous quarter with regards to excess dematerialised shares, if any: NIL**

19 **Has the company resolved the matter mentioned in point no. 18 above in the current quarter ? If not, reason why ? NOT APPLICABLE**

20 **Register of Members is updated (Yes / No)**
If not, updated upto which date

21 Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Reasons for delay
Confirmed after 21 Days	–	–
Pending for more than 21 Days	–	–

22 **Name, Telephone & fax No. of the Compliance Officer of the Co.**

Mr. Anil Mallik
Tel: 6662 6666 Fax: 2422 7586.

23 **Name, Telephone & fax No, Regn. No. of the Auditor.**

Mr. Mahesh Soni
Tel:2205 4104, 98202 20451
FCS : 3706, COP : 2324

24 ***Appointment of common agency for share registry work***

THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE OF TRANSFERS.

25 Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company has got its Shares delisted from Delhi, Chennai and Kolkatta Stock Exchanges.



MAHESH SONI
M.NO.FCS:3706
MUMBAI
Practising Company Secretary

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 , COP :-2324

MUMBAI
10-Oct-07



SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION
160

END